

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 6010

June 26, 2008

Paul Campbell
Interim Chief Financial Office
eMagin Corporation
10500 NE 8th Street, Suite 1400
Bellevue, Washington   98004

     Re: **eMagin Corporation**
                Form 10-K for the fiscal year ended December 31, 2007
                Filed April 14, 2008
                File No. 1-15751

Dear Mr. Campbell:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Brian R. Cascio
                           Accounting Branch Chief